[Letterhead of Vinson & Elkins LLP]

April 8, 2011

Mr. H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Lone Pine Resources Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 8, 2011

File No. 333-171123

Dear Mr. Schwall:

On behalf of Lone Pine Resources Inc. (the “Registrant”), in this letter, we set forth the responses of the Registrant to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 30, 2011 (the “Comment Letter”), with respect to the above-captioned filing.  For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter.  The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

In addition, the Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 3 (“Amendment No. 3”) to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), which has been marked to show changes from the filing of Amendment No. 2 to the Registration Statement.  A copy of this letter has been furnished through EDGAR as correspondence.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant, the Registrant’s parent, Forest Oil Corporation (“Forest”), and Forest’s wholly-owned subsidiary, Canadian Forest Oil Ltd. (“CFOL”).

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington US 825804v.4	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

General

1.                        We note your response to prior comment one from our letter dated February 22, 2011, and reissue the comment.

Response:  The Registrant acknowledges the Staff’s comment.  The Registrant has provided updated disclosure with Amendment No. 3.  The Registrant has filed with Amendment No. 3 all exhibits that are currently available.  The Registrant intends to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review these exhibits and to enable the Registrant to respond to any additional comments the Staff may have as a result of the inclusion of these exhibits.  The Registrant advises the Staff that Amendment No. 3 currently includes all artwork and graphics that the Registrant intends to include in the prospectus.

Risk Factors, page 15

2.                        We note your response to prior comment four from our letter dated February 22, 2011 and the added disclosure.  In particular, we note the risk factor disclosure that “if Forest defaults under its bank credit facility or indentures, the default would cause a cross-default under [y]our bank credit facility.” Please revise to provide separate risk factor disclosure regarding the risk of a default by Forest.

Response:  The Registrant has revised its disclosure as requested.  Please see page 39 of Amendment No. 3.

3.                        We also note your revised disclosure regarding your need to comply with certain covenants in Forest’s indentures related to limitations on indebtedness, restricted payments, distributions from restricted subsidiaries, asset sales, transactions with affiliates, issuance and sale of capital stock of restricted subsidiaries, and liens.  To the extent material to you, please expand your disclosure with respect to each of these items to provide more detail regarding the terms of such covenants.

Response:  The Registrant has revised its disclosure as requested.  Please see pages 37 and 38 of Amendment No. 3.

Contractual Obligations, page 76

4.                        We note your disclosure in note 2 to your table of contractual obligations that certain amounts are due immediately upon notice of an equity award exercise or settlement.  Please revise your filing to clarify why such amounts would be due upon such notice.  For example, and without limitation, please revise your filing to clarify the nature of the related advances from Forest Oil.

Response:  The Registrant has revised note 2 to its table of contractual obligations to clarify that only those advances related to equity compensation are due immediately upon notice of an equity award settlement or exercise.  The Registrant has also updated note 2 to its table of contractual obligations to reference Note 10 to the consolidated financial statements where more information regarding the advances from Forest can be found.  Please see pages 79 and F-26 of Amendment No. 3.

Ownership of our common stock, page 163

5.                        Please provide the information presented in this section as of the most recent practicable date.  See Item 403 of Regulation S-K.  In that regard, we note your references to beneficial ownership as of December 31, 2010.

Response:  The Registrant has revised its disclosure as requested.  Please see pages 171 and 172 of Amendment No. 3.

Certain Relationships and Related Party Transactions, page 178

6.                        We note your response to our prior comments two and seven from our letter dated February 22, 2011.  Please revise this section to include relevant page numbers where you provide cross-references to other sections.

Response:  The Registrant has revised its disclosure as requested.  Please see page 187 of Amendment No. 3.

Underwriting, page 201

7.                        We note your disclosure that the obligations of the underwriters under the underwriting agreement may be terminated upon the occurrence of certain stated events.  Please revise your disclosure to briefly describe such events.

Response:  The Registrant has revised its disclosure as requested.  Please see pages 209 and 210 of Amendment No. 3.

8.                        We note your disclosure regarding the directed share program.  Please clarify whether any shares sold pursuant to such program may be subject to lock-up agreements, and disclose the material terms of any such agreements.

Response:  The Registrant has elected not to provide for a directed share program in connection with the offering and has deleted the disclosure relating to the directed share program from Amendment No. 3.

9.                        We note the statement that “[a]fter the initial public offering of the shares of common stock and after the underwriters have made a reasonable effort to sell all of the shares of common stock at the offering price set forth on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than the offering price set forth on the cover page, provided the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the common stock is less than the gross purchase price paid by the underwriters to us for the shares of common stock.” Please explain to us how the underwriters will offer the common stock at a price other than the fixed price set forth on the cover page of the prospectus.

Response:  The Registrant has revised its disclosure to remove the statement that “[a]fter the initial public offering of the shares of common stock and after the underwriters have made a reasonable effort to sell all of the shares of common stock at the offering price set forth on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than the offering price set forth on the cover page, provided the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the common stock is less than the gross purchase price paid by the underwriters to us for the shares of common stock.”  Please see page 210 of Amendment No. 3.

Engineering Comments

Our Competitive Strengths, pages 5 and 93

Large Continuous Acreage Position, pages 5 and 93

10.                 As you have elected to not disclose unproved reserves, the only drilling locations you can disclose are those for proved undeveloped reserves.  Under no circumstances may you disclose information about resources.  Therefore, as footnote 3 explains that “other locations” do not have proved or unproved reserves associated with them, please remove the number of “other locations” in the Deep Basin, Evi area and the Utica Shale here, on page 82 and on all the tables and text under Significant Properties beginning on page 84 since they do not have proved reserves attributed to them.

Response:   The Registrant respectfully disagrees with the Staff’s comment, which, in the Registrant’s view, challenges well established industry disclosure precedents by appearing to adopt a new SEC policy prohibiting the disclosure of drilling locations that do not relate to estimated proved reserves or reserves disclosed in the Registration Statement.  The Registrant disclosed “other identified drilling locations” in its original filing of the Registration Statement on December 13, 2010.  The Staff commented on the disclosure relating to drilling locations in its letter dated January 10, 2011 and asked the Registrant whether the locations were gross or net locations and if they were gross locations, the Staff requested that the Registrant disclose the net number of locations in the Registration Statement.  The Registrant complied with the Staff’s comment in Amendment No. 1 to the Registration Statement, which was filed on January 31, 2011.  Prior to its receipt of comments on Amendment No. 2 to the Registration Statement on March 30, 2011, the Staff did not otherwise comment on the Registrant’s disclosure relating to drilling locations or advise the Registrant of any Staff policy that the only drilling locations that the Registrant may disclose are those for proved undeveloped reserves.  This new, unpublished disclosure policy would have far reaching impact on the numerous industry filers who have disclosed such data, oftentimes under the review and comment of the Staff.  Further, the Registrant respectfully submits that disclosing numbers of drilling locations does not impermissibly disclose “information about resources.”  Taken to its logical conclusion, such a policy would proscribe forward-looking disclosures regarding drilling plans, prospects, or disclosure of acreage positions, particularly acreage that contains no reserves.

In disclosing proved undeveloped drilling locations and other identified drilling locations in the Registration Statement, the Registrant is not attributing “resources” or any other quantity of hydrocarbons to any particular location.  Instead, the Registrant is simply identifying the number of distinct drilling opportunities that the Registrant believes it may have to explore for oil and gas on its lease positions.  The Registrant believes that the disclosure of both proved undeveloped drilling locations and other identified drilling locations, which are based upon disclosed reasonable assumptions and subject to disclosed risks, provides potential investors in its initial public offering with meaningful information relating to its inventory of drilling opportunities and the long-term nature of the Registrant’s strategic business plan.  The Registrant elected to provide separate tabular disclosure of proved undeveloped drilling locations and other identified drilling locations in order to clearly identify for investors the number of its drilling locations associated with estimated proved reserves, as compared to the number of its drilling locations not associated with estimated proved reserves.  In addition, the Registrant clearly stated in the Registration Statement that:

“Our identification of drilling locations is based on our assessment of current geoscientific, engineering, land, and well-spacing information, and we update and revise our drilling locations on a periodic basis as these factors change.  ‘Other identified drilling locations’ does not include proved undeveloped drilling locations or otherwise correspond to or include locations associated with our estimated proved reserves.”  [Emphasis added.]

The Registrant acknowledges that there are risks relating to its drilling locations and has included the following specific risk factors in the Registration Statement identifying these risks for investors on page 26 of Amendment No. 3.

Drilling locations that we decide to drill may not yield oil, natural gas, or NGLs in commercially viable quantities.

We describe ‘other identified drilling locations’ that are not proved undeveloped drilling locations and our plans to explore those drilling locations in this prospectus.  Our other identified drilling locations are in various stages of evaluation, ranging from a location which is ready to drill to a location that will require substantial additional interpretation.  There is no way to predict in advance of drilling and testing whether any particular location will yield oil, natural gas, or NGLs in sufficient quantities to recover drilling or completion costs or to be economically viable.  The use of technologies and the study of producing fields in the same area will not enable us to know conclusively, prior to drilling, whether oil, natural gas, or NGLs will be present or, if present, whether oil, natural gas, or NGLs will be present in sufficient quantities to be economically viable.  Even if sufficient amounts of oil, natural gas, or NGLs exist, we may damage the potentially productive hydrocarbon bearing formation or experience mechanical difficulties while drilling or completing the well, resulting in a reduction in production from the well or abandonment of the well.  We cannot assure you that the analogies we draw from available data from other wells, more fully explored locations, or producing fields will be applicable to our other identified drilling locations.  In summary, the cost of drilling, completing, and operating any well is often uncertain, and new wells may not be productive.

Our drilling locations are scheduled to be drilled over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.  In addition, we may not be able to raise the significant amount of capital that would be necessary to drill a substantial portion of our potential drilling locations.

Our management has identified and scheduled drilling locations as an estimate of our future multi-year drilling activities on our existing acreage.  As of December 31, 2010, we had only 181 gross drilling locations with proved undeveloped reserves attributed to them.  All of our drilling locations represent a significant part of our growth strategy.  Our ability to drill and develop these locations is subject to a number of uncertainties, including the availability of capital, seasonal conditions, regulatory approvals, oil, natural gas, and NGL prices, costs, and drilling results.  Because of these uncertainties, we do not know if the drilling locations we have identified will ever be drilled or if we will be able to produce oil, natural gas, or NGLs from these or any other potential drilling locations.”

The new disclosure policy expressed in the Staff’s comment is contrary to well accepted industry practice, which has been the subject of prior recent Staff review, and sometimes direct comment by the Staff.  The Registrant advises the Staff that in connection with the preparation of the disclosure of proved undeveloped drilling locations and other identified drilling locations that was included in the initial filing of the Registration Statement, the Registrant reviewed recent precedents filed by exploration and production companies in connection with their initial public offerings.  One of the precedents included “identified drilling locations” and stated the lesser number of such drilling locations associated with proved undeveloped reserves.  Another precedent included identified prospects for a company with no proved reserves at all.  The Registrant is aware of seven other companies that included quantified non-proved drilling locations or potential drilling locations in their registration statements filed in connection with their initial public offerings.  In addition, the Registrant is aware of numerous public companies, including significant companies in the oil and gas industry, that have included quantified non-proved drilling locations or potential drilling locations in their Annual Reports on Form 10-K filed with the SEC.  The Registrant is also aware of a comment given to XTO Energy Inc. (“XTO”) in which the Staff noted the company’s statement relating to its substantial inventory of drilling locations and requested that the company expand its disclosure to disclose the number of locations to which the company had attributed proved undeveloped reserves, but, importantly, raised no objection to the continued disclosure of the locations to which no reserves were attributed.  The Staff did not require XTO, and, based on a review of available Staff comment letters, the Staff has not ever required other registrants, to disclose only those drilling locations associated with estimated proved reserves or reserves included in the registration statement.  Accordingly, the Registrant believes that the Staff’s position expressed in comment 10 represents a significant departure from the Staff’s prior position relating to the disclosure of drilling locations, that is not warranted by the prohibition on disclosure of non-reserves resources (or under prior rules, non-proved reserves).  Further, the Registrant believes that this new position would place the Registrant at a significant disadvantage from its peers since potential investors would not be provided with important information about the Registrant’s drilling locations, while such data are readily available from the filings of its peers.  The Registrant respectfully requests that the Staff reconsider its position expressed in comment 10 and permit the inclusion of the number of “other locations” in the Deep Basin, the Evi area, and the Utica Shale on pages 2, 5, 85, and 86, and on all the tables, maps, and text under Significant Properties beginning on page 87 of Amendment No. 3.

11.                 Regarding your response to our prior comment 12 of our letter dated February 22, 2011 please tell us the volume of fuel you estimated to use in the future, how it was calculated and how you removed it from the reserves prior to their calculation.  Please provide us with a comparison of the amount of fuel you estimated to use and how it compares with the actual volume of fuel used for each of the last three years.

Response:  The Registrant estimates that approximately 18.4 Bcfe of gas will be produced on a prospective basis as of December 31, 2010, from the Registrant’s proved oil and gas properties over their life and consumed in operations, flared, or injected (collectively, “Fuel Gas”) and, therefore, will not be sold.  Fuel Gas volumes are calculated by applying a fuel-gas factor to each property’s forecasted wellhead production.  The fuel-gas factor is calculated based on the ratio of a property’s historical wellhead gas sales volumes to its historical wellhead gas production, or, in the case of undeveloped locations, the fuel-gas factor used is consistent with that used for similar proved developed locations.  Only the volumes of gas estimated to be produced, after reducing the wellhead volumes for Fuel Gas, are included in the Registrant’s reserve estimates.  Further to the Registrant’s April 5, 2011 teleconference with Mr. James Murphy, the Registrant will add a clarifying footnote to the reserve estimates contained in the tables on pages 15 and 99 of Amendment No. 3, which will read, “Estimated proved reserves are based on anticipated sales volumes and do not contain those volumes of gas that we expect to be consumed in operations, flared, or injected.”  Lastly, the following table compares the Registrant’s forecast and actual Fuel Gas volumes as a percentage of its wellhead gas production for the last three years:

	% of Wellhead Production
	Forecast Fuel Gas	Actual Fuel Gas
2008 annual	7.1%	3.3%
2009 annual	7.0%	5.3%
2010 annual	7.0%	3.7%

12.                 It is not clear to us why you are referencing the Henry Hub gas price, other than the 21 MMBTU/d that is under contract and linked to the Henry Hub price, when your gas reserves are produced and sold in Alberta and British Columbia, Canada.  It would appear that for the rest of your gas reserves the AECO index price would be a more appropriate price to use as a reference price.  The 12 month first of the month un-weighted AECO average gas price for 2010 was $3.78/MMBTU or approximately $3.36/Mcf.  Please explain the reason for referencing the Henry Hub gas price for all of your gas reserves or revise your document to re-determine your Canadian gas reserves, that are not part of the 21 MMcf/d that are contractually linked to the Henry Hub gas price, based on the AECO first of the month un-weighted 12 month average price for 2010.

Response:  The Registrant acknowledges the appropriateness of utilizing the AECO index price for gas reserves that are produced and sold in Canada, other than the gas that is under contract and linked to the Henry Hub index price.  In estimating its Canadian reserves, the Registrant has used the un-weighted 12-month average first day of the month AECO index price and the differential between the AECO index price and the Henry Hub index price for the same 12 month period, other than with respect to the gas that is under the contract referenced on pages 64, 83, 105, and F-27 of Amendment No. 3, where the contract price is linked solely to Henry Hub index pricing,  Accordingly, the reserve estimates included in the Registration Statement will not change.  It is solely for the convenience of referring to a single marker price that the Registrant had previously referenced only the Henry Hub index price in the Registration Statement.  The Registrant has revised its disclosure as requested to reference the AECO index price.  Please see pages 2, 15, 85, and 99 of Amendment No. 3.

13.                Based on the disclosure in Forest Oil’s 2010 10-K report, 975 thousand barrels of Lone Pine’s 18,260 barrels of liquid reserves as of December 31, 2010 are natural gas liquids.  If one uses the prices indicated in the D&M reserve letter of $51.70 for NGLs, $72.58 for the 17,285 thousand barrels of oil and $3.89 Mcf for the 267,013 million cubic feet of natural gas reserves the total future cash inflow is $2,343,633 thousand or about 3.82% less than what is reported in the S-1/A2 on page F-32.  Although this appears to be immaterial, it actually makes a material difference in the calculated Standardized Measure value.  Please tell us how you arrived at the future cash inflow value of $2,436,765 thousand as reported in the document or revise the disclosure as necessary.

Response:  The prices quoted in the D&M reserve audit letter represent an average for the 2011 calendar year and are influenced by the contract discussed on pages 64, 83, 105, and F-27 of Amendment No. 3.  To reconcile to the figure on page F-32 of Amendment No. 3, the appropriate life of property average prices are $4.09/Mcf, $74.85/Bbl, and $51.70/Bbl of NGLs.  Further to the Registrant’s April 5, 2011 teleconference with Mr. Murphy, the Registrant has filed with Amendment No. 3 a revised reserve audit letter from D&M reflecting these life of property average prices.

14.                 Regarding your response to our prior comment 13, since you have no operational control over the drilling of the well, it would appear that you could not call the reserves associated with that undeveloped location proved until the operator approves a development plan, giving a commitment to drill the well.  The fact that you believe the well is economical and qualifies as a proved location and that it is an immaterial amount of reserves is irrelevant because apparently the operator has not agreed to drill the well.  Therefore, you should remove these reserves from the proved category.

Response:  The Registrant has removed the PUD case referenced by the Staff from its estimated proved reserves and reduced its estimated proved reserves by 0.143 Bcfe (approximately 0.04% of the Registrant’s total estimated proved reserves).  The Registrant has revised its disclosure as requested.  Please see pages 1, 2, 15, 85, 87, 99, F-30, F-32 and F-33 of Amendment No. 3.

Please direct any questions that you have with respect to the foregoing to Shelley A. Barber at (212) 237-0022.

Very truly yours,

/s/ SHELLEY A. BARBER

Shelley A. Barber

cc:	Douglas V. Brown
Cyrus D. Marter IV
Alan P. Baden